FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of January 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|    Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|    No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Grohe Holding GmbH
                                                                 (Registrant)


29 January 2003                             By: /s/ Michael Grimm
                                                --------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


29 January 2003                             By: /s/ Heiner Henke
                                                --------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer


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                           FORWARD-LOOKING STATEMENTS

         Some of the information in this press release may contain contain forward-looking statements that reflect the current views of our management with respect to future events. You can identify such forward looking statements by, among other things, words such as "may", "will", "expect", "anticipate", "believe", "future", "aim", "continue", "help", "estimate", "plan", "intend", "should", "shall" or the negative or other variations of them as well as other statements regarding matters that are not historical fact. We have based these forward-looking statements on management's current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements. For information identifying some of the important factors that could cause our actual results to differ from those anticipated in the forward-looking statements, you should refer to our filings with the US Securities and Exchange Commission, in particular Item 3.D., Risk Factors, from our annual report on SEC Form 20-F for our fiscal year ended December 31, 2001. We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

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PRESS RELEASE

LEADING GLOBAL BRAND REPORTS CONTINUED
GROWTH - PIONEERING PRODUCTS TO BREAK
NEW GROUND FOR THE INDUSTRY

AT ISH 2003, GROHE WILL PRESENT ITS NEW
BRANDING STRATEGY AND INNOVATIVE
PRODUCTS

                                                                January 28, 2003
                                                             Outlook on ISH 2003
                                                                   08-2003-BB-GI

HEMER/DUSSELDORF. Friedrich Grohe has
reported a positive business development and plans to launch a number of pioneering products as well as a new branding strategy entitled
"Articulation" at ISH 2003 (March 25-29,
Frankfurt). The international
manufacturer of sanitary products and
systems will furthermore unveil an
industry-leading showroom concept in the
German sanitary market which will enable to showcase designer faucets in line with the expectations of an upmarket clientele.

"We expect to report another
year-on-year sales increase for fiscal
2002," said Stephan M. Heck, Board
member in charge of Sales and Marketing, at the ISH press conference in Dusseldorf.

Mr. Heck expects Grohe's participation
in the world's most important trade fair for the sanitary industry to strengthen the company's profile as an innovative manufacturer of high-quality products.
New bathroom and kitchen faucets lines,
showers and shower systems as well as
sanitary systems will provide the basis
for another successful


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business year. Amid increasing
consolidation among manufacturers and
wholesalers of sanitary products and
systems, Grohe is maintaining its hold
on the market as an innovative premium
brand; name awareness among end users
around the world grew in 2002 as the
company continued to expand its leading
market position.

In Germany, the industry continues to
suffer from the weak economic
environment. While total industry sales
are expected to decline by about 10%,
Grohe expects to report numbers above
the industry average. The planned
own-home subsidy cuts and other factors
affecting the industry are likely to
prevent a turnaround in Germany in 2003.

In the rest of Europe, especially in
France, Spain, eastern Europe, Great
Britain and Switzerland, Grohe reported
considerable growth. Stephan M. Heck:
"In these markets, we benefit
particularly from the positive brand
image established through high-quality
design, constant innovation and
first-class service."

The economic growth in overseas markets
rests on solid foundations. According to Grohe, these markets will provide the basis for the further expansion of the company's international business which already accounts for some 75% of its total sales. "We will expand our product distribution and the development of market-specific lines in overseas markets," explained Mr. Heck. The company reported a particularly gratifying business development in the
Middle East, the USA and China. In
Japan, Grohe has meanwhile


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established itself as an image leader
and trend-setter in the designer faucet
segment.

Overall, its high degree of
internationalization and balanced
product range geared towards the
specific requirements of the individual
markets have made the company more
flexible and innovative. The industry's
most globalized brand is set to emerge
from the economic crisis in an even
better market position.

            (427 Worter / 2.981 Zeichen)


Contact:
-------
GROHE                    Phone: 02372 / 93-2421
Press & PR               Fax: 02372 / 93-2431
Dr. Bernd Buhmann        E-mail: b.buhmann@grohe.de
Industriepark Edelburg   Homepage: www.grohe.com
58675 Hemer